EX-35.1
(logo) CAPMARK


Annual Statement as to Compliance
For the Year Ended December 31, 2007


Merrill Lynch Mortgage Investors Inc.
Series 2007-Cl


Pursuant to Section 3.05(c) of the Subservicing Agreement governing the referenced transaction, I hereby attest that:

i. A review of the activities of Capmark Finance Inc. as Subservicer during the period, and of its performance under this Subservicing Agreement, has been made under my supervision.

ii. To the best of my knowledge, based on such review, Capmark Finance Inc. as Subservicer, has fulfilled all of its obligations under this Subservicing Agreement in all material respects throughout the period.


Capmark Finance Inc.

/s/ Mark E. McCool

By:    Mark E. McCool
Title: Managing Director
Date:  February 20, 2008



Real Estate Finance, Investments, Services
Capmark Finance Inc.
116 Welsh Road
Horsham, Pa 19044